UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 3, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Selecta Biosciences, Inc.

File No. 001-37798 - CF#34553

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     Selecta Biosciences, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on December 14, 2016, as amended.

     Based on representations by Selecta Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Period
Exhibit 10.1	through December 14, 2019
Exhibit 10.2	through December 14, 2019
Exhibit 10.3(a)	through March 18, 2019
Exhibit 10.3(b)	through March 18, 2019
Exhibit 10.3(c)	through March 18, 2019

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary